SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.     )*

SPARK NETWORKS SE

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

846517100 (for American Depositary Shares, each representing 0.1 Ordinary Share)

(CUSIP Number)

Canaan VIII L.P.

c/o Canaan Partners

285 Riverside Avenue, Suite 250

Westport, Connecticut 06880

(203) 855-0400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Canaan VIII L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,077,777*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,077,777*
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,077,777*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.7%**
14.	Type of Reporting Person (See Instructions) PN

*	American Depositary Shares (“ADSs” and each, an “ADS”) representing Ordinary Shares, no par value (“Ordinary Shares”). Each ADS represents 0.1 Ordinary Share.

**

Calculated based upon an aggregate of 2,601,037 outstanding Ordinary Shares, represented by an aggregate of 26,010,365 outstanding ADSs, as disclosed by the Issuer in a press release dated July 1, 2019 and filed as Exhibit 99.1 to its Report of Foreign Private Issuer on Form 6-K, filed with the Securities and Exchange Commission on July 2, 2019.

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1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Canaan Partners VIII LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,077,777*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,077,777*
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,077,777*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.7%**
14.	Type of Reporting Person (See Instructions) OO

*	American Depositary Shares (“ADSs” and each, an “ADS”) representing Ordinary Shares, no par value (“Ordinary Shares”). Each ADS represents 0.1 Ordinary Share.

**

Calculated based upon an aggregate of 2,601,037 outstanding Ordinary Shares, represented by an aggregate of 26,010,365 outstanding ADSs, as disclosed by the Issuer in a press release dated July 1, 2019 and filed as Exhibit 99.1 to its Report of Foreign Private Issuer on Form 6-K, filed with the Securities and Exchange Commission on July 2, 2019.

CUSIP No. 846517100	SC 13D	Page 4 of 7

ITEM 1.	SECURITY AND ISSUER.

This Statement on Schedule 13D (this “Schedule 13D”) relates to Ordinary Shares, no par value (the “Ordinary Shares”), of Spark Networks SE, a European stock corporation (Societas Europaea, SE) with its corporate seat in Germany (the “Issuer”). The address of the Issuer’s principal executive office is Kohlfurter Straße 41/43, Berlin 10999, Germany. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. The Ordinary Shares reported herein are represented by American Depositary Shares (“ADSs”) that are held directly by Canaan VIII L.P. Each ADS represents 0.1 Ordinary Share.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 (a) – (c). This Schedule 13D is being filed by the following persons:

(i) Canaan VIII L.P., a Cayman Islands exempted limited partnership (the “Partnership”); and

(ii) Canaan Partners VIII LLC, a Delaware limited liability company (the “General Partner”) and the general partner of the Partnership.

The Partnership and the General Partner are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Each of the Reporting Persons is principally engaged in the business of investing in securities. The business address and principal executive offices of the each of the Reporting Persons are c/o Canaan Partners, 285 Riverside Avenue, Suite 250, Westport, Connecticut 06880.

Item 2 (d) – (e). During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 2 (f). The Partnership is a Cayman Islands exempted limited partnership. The General Partner is a Delaware limited liability company.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

ITEM 4.	PURPOSE OF TRANSACTION.

Merger Agreement

On July 1, 2019 (the “Effective Time”), pursuant to the Agreement and Plan of Merger, dated as of March 21, 2019, by and among the Issuer, Chemistry Inc., a Delaware corporation and wholly owned subsidiary of the Issuer (“Merger Sub”), Zoosk, Inc., a Delaware corporation (“Zoosk”), and Fortis Advisors LLC, a Delaware limited liability company, solely in its capacity as the Holders’ Representative, Merger Sub was merged with and into Zoosk and the separate existence of Merger Sub ceased, upon which Zoosk became a wholly owned subsidiary of the Issuer (the “Merger”). As a result of the Merger and as a former stockholder of Zoosk, the Partnership became entitled to receive an aggregate of 4,077,777 ADSs.

The Partnership acquired its shares in Zoosk as an investment in the ordinary course of business.

In connection with the foregoing, and as may be appropriate from time to time, each of the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to the Partnership’s investment in the Issuer, including, without limitation: (a) the acquisition or disposition by the Partnership of Ordinary Shares or ADSs, including through derivative transactions which may include security-based swaps and short sales; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the

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Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12 of the Exchange Act; or (j) any action similar to those enumerated above. Except as described in Item 6 and this Item 4 and any plans or proposals that may from time to time be discussed or considered by the directors of the Issuer, including Deepak Kamra, who is also a member and manager of the General Partner, in his fiduciary capacity as a director of the Issuer, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this paragraph.

The Reporting Persons intend to review the Partnership’s investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b) As of the date of this Schedule 13D, the Partnership may be deemed to beneficially own 4,077,777 ADSs, representing approximately 15.7% of the total outstanding Ordinary Shares, which ADSs are held directly by the Partnership (the “Partnership Shares”). The Partnership has sole voting, investment and dispositive power with respect to the Partnership Shares.

As of the date of this Schedule 13D, the General Partner may be deemed to beneficially own the Partnership Shares. The General Partner has sole voting, investment and dispositive power, through its control of the Partnership, with respect to the Partnership Shares.

(c) Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Item 4 and incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6. Except as referenced above or described in Item 4 hereof, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between such Reporting Persons and any other person with respect to any securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended

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SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: July 16, 2019

CANAAN VIII L.P.

By:	Canaan Partners VIII LLC, its general partner

By:	/s/ Nancy Levenson
Nancy Levenson Attorney-in-Fact

CANAAN PARTNERS VIII LLC

By:	/s/ Nancy Levenson
Nancy Levenson Attorney-in-Fact

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EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended